CONSENT OF JOHN RAJALA

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, (ii) El Limon development information contained in the Annual Information Form and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ John Rajala
John Rajala
March 23, 2018